EXHIBIT 99.1

NEWS RELEASE

May 15, 2025

WHITECAP RESOURCES INC. RECEIVES TSX APPROVAL FOR RENEWED NORMAL COURSE ISSUER BID AND CONFIRMS MONTHLY DIVIDEND FOR MAY OF $0.0608 PER SHARE

CALGARY, ALBERTA – Whitecap Resources Inc. ("Whitecap") (TSX: WCP) is pleased to announce that the Toronto Stock Exchange (the "TSX") has accepted Whitecap's notice of intention to commence a normal course issuer bid (the "NCIB"). The NCIB allows Whitecap to purchase up to 122,135,462 common shares (representing 10% of Whitecap's public float, as defined by the TSX, as of May 12, 2025) over a period of twelve months commencing on May 23, 2025. On May 12, 2025, Whitecap had 1,231,283,239 common shares outstanding and 1,221,354,621 common shares in its public float. The NCIB will expire no later than May 22, 2026.

Under the NCIB, common shares may be repurchased on the open market through the facilities of the TSX and/or alternative Canadian trading systems and in accordance with the rules of the TSX governing normal course issuer bids. The total number of common shares Whitecap is permitted to purchase is subject to a daily purchase limit of 926,189 common shares, representing 25% of the average daily trading volume of 3,704,756 common shares on the TSX calculated for the six-month period ended April 30, 2025, however, Whitecap may make one block purchase per calendar week which exceeds such daily repurchase restrictions. Any common shares that are purchased under the NCIB will be cancelled upon their purchase by Whitecap.

Whitecap is permitted to repurchase 59,110,613 common shares under its current normal course issuer bid that runs from May 23, 2024 to May 22, 2025. As at May 12, 2025, Whitecap had repurchased an aggregate of 13,296,983 common shares within the past 12 months under our current normal course issuer bid on the open market at a volume weighted average price per share of $10.16.

Whitecap believes that, at times, the prevailing share price does not reflect the underlying value of the common shares and the repurchase of its common shares for cancellation represents an attractive opportunity to enhance Whitecap's per share metrics and thereby increase the underlying value of Whitecap's common shares to its shareholders. The NCIB will be used as another tool to enhance total long-term shareholder returns and will be used in conjunction with management's disciplined free funds flow capital allocation strategy.

In addition, Whitecap confirms that a cash dividend of Cdn. $0.0608 per common share in respect of May operations will be paid on June 16, 2025 to shareholders of record on May 31, 2025. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

About Whitecap

Whitecap Resources Inc. is an oil-weighted growth company that pays a monthly cash dividend to its shareholders. Our business is focused on profitable production growth combined with sustainable dividends to shareholders. Our objective is to fully fund our capital expenditures and dividend payments within funds flow. For further information about Whitecap, please visit our website at www.wcap.ca.

For further information:

Grant Fagerheim, President & CEO

or

Thanh Kang, Senior Vice President & CFO

Whitecap Resources Inc.

3800, 525 – 8th Avenue SW

Calgary, AB T2P 1G1

(403) 266-0767

InvestorRelations@wcap.ca
www.wcap.ca